August 13, 2009
Alan.Seem@shearman.com
Tel: +86.10.5922.8002
Fax: +86.10.6563.6002
VIA EDGAR & FACSIMILE
Mr. Max A. Webb
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Tel: +1.202.551.3750
Fax: +1.202.772.9202

Re:	Guangshen Railway Company Limited
Form 20-F for the year ended December 31, 2008
Filed June 25, 2009
File No. 001-14362
Dear Mr. Webb:
     Guangshen Railway Company Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated July 31, 2009 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (“Form 20-F”) filed with the Securities and Exchange Commission on June 25, 2009.
     The Company’s response to the Staff’s comment is set forth below. The numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold for your ease of reference. Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff.

Form 20-F for the Fiscal Year Ended December 31, 2008
Item 7B. Related Party Transactions, page 68
1.	We note that you have defined related parties pursuant to IAS 24. In future filings, please clarify that you have provided the information regarding related party transactions as such term is defined by Item 7B of Form 20-F.

The Company has duly noted the Staff’s comment and the Company confirms that in future filings, it will clarify that it has provided the information regarding related party transactions as such term is defined by Item 7B of Form 20-F.
* * * *
     Please direct any questions concerning this letter to the undersigned at (Tel) +86.10.5922.8002, (Fax) +86.10.6563.6002.

Very truly yours,
/s/ Alan Seem
Alan Seem

Annex A — Written Acknowledgment

cc:	Ms. Michelle Lacko, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission

Mr. He Yuhua, Chairman of the Board of Directors
Mr. Shen Yi, General Manager
Mr. Tang Xiangdong, Chief Accountant
Mr. Guo Xiangdong, Company Secretary
Guangshen Railway Company Limited

Annex A
Statement of Guangshen Railway Company Limited
     The undersigned, on behalf of Guangshen Railway Company Limited (the “Company”), hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GUANGSHEN RAILWAY COMPANY LIMITED
By:	/s/ Tang Xiangdong

Name:	Tang Xiangdong
Title:	Chief Accountant

Date: August 13, 2009